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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

September 8, 2014

Re:	Affimed Therapeutics B.V.

Amendment No. 2 to Registration Statement on Form F-1

Filed August 19, 2014

File No. 333-197097

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Affimed Therapeutics B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (File No. 333-197097, as amended, the “Registration Statement”) contained in the Staff’s letter dated September 3, 2014 (the “Comment Letter”). In conjunction with the filing of this letter today, we are filing an amendment to the Registration Statement with the changes noted in our response to comment number 3 below (the “Amendment”). We are also sending you, under separate cover, a copy of the Amendment and three sets of changed pages showing the changes in the Amendment from the previously filed Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments.

Notes to the unaudited interim condensed consolidated financial statements

Note 2. Basis of preparation-going concern assumption, page F-9

1.	Regarding your obligation to grant warrants to the lender of the $14 million debt facility, please support your accounting treatment for the warrants citing authoritative accounting literature.

Response:	The Company respectfully advises the Staff that the agreement governing the $14 million debt facility was entered into on July 24, 2014, as disclosed in note 2

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	2	September 8, 2014

to the interim financial statements included in the Registration Statement. The disclosure was provided in accordance with IAS 10, Events after the Reporting Period. The entry into the agreement occurred between the end of the reporting period, June 30, 2014, and the date that the financial statements were authorized for issuance on August 14, 2014 (see note 3). Entering into a new debt agreement is a non-adjusting event in accordance with IAS 10.3b. IAS 10.10 prohibits the adjustment of financial statements for non-adjusting subsequent events, and therefore no accounting for the warrants occurred in the interim financial statements for the period ended June 30, 2014, included in the Registration Statement.

The warrants will be accounted for in the period in which they are issued. The issuance of warrants only occurs if the Company draws down from the debt facility. Accordingly, eventually the Company will be (i) the obligor under a debt facility subject to repayment in cash and (ii) the issuer of warrants to purchase common shares of the registrant. The warrants will be settled by exchanging the warrants for a fixed number of common shares of the registrant and do not involve an obligation to deliver cash or financial assets. Consequently, the Company believes that these warrants are equity instruments and therefore outside the scope of IAS 39 (see IAS 39.2d). When the initial drawdown of the debt facility is recognized, the proceeds, net of transaction costs, will be allocated between the debt facility and the warrants based on IFRS 13 on the determination of fair value.

Note 3. Basis of preparation and changes to Group’s accounting policies

Critical judgments and accounting estimates, page F-10

2.	We note that you changed your valuation methodology to determine the fair value of your preferred shares for the period ended June 30, 2014 which resulted in a decrease in the carrying amount off the liability for share-based compensation payments of €10 million. Please provide us detailed information regarding your new methodology such as the assumptions used and the basis of your assumptions and how the terms of the contemplated exchange of preferred shares into common shares impacted the valuation.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	3	September 8, 2014

Response:	IFRS 13, Fair Value Measurements, provides guidance on the determination of fair values. It establishes certain principles for the determination of fair value and a hierarchy comprising three levels. There are no level 1 or unadjusted level 2 inputs available for the preferred shares. IFRS 13 also sets forth a requirement to maximize the use of observable inputs and minimize the use of unobservable inputs.

For the purposes of the consolidated financial statements as of December 31, 2013 and March 31, 2014, the fair value of preferred shares was estimated by an income approach based on a discounted cash flow model using a weighted average cost of capital.

In the second quarter of 2014, in preparation of the initial public offering, information that is more representative of the fair value of the preferred shares became available, and the Company incorporated that information in the determination of the fair value of the preferred shares. The discounted cash flow model using a weighted average cost of capital referenced in the preceding paragraph formed the basis of the valuation; however, the Company adjusted the data because reasonably available information indicated that other market participants would consider additional data. Accordingly, the Company took into account such information, including the following:

• pricing feedback from potential investors;

• recent (Q2/2014) IPO valuations for peer companies;

• current market valuations for peer companies relative to their respective IPO valuations;

• the size and quality of the biotechnology and pharma initial public offering backlog; and

• feedback from the Company’s existing shareholders.

The preferred shares are not convertible into common shares based on their terms, and therefore the exchange must be negotiated between the Company and its shareholders. Thus, the Company prepared a term sheet for the exchange of the preferred shares into common shares and took into account input from such holders to the proposed terms. IFRS 13 encourages the use of information from the perspective of the holders of instruments subject to valuation.

All such information represented more reliable evidence of the fair value of the preferred shares and indicated a requirement to adjust the fair value of the preferred shares. Furthermore, the resulting fair value applied in the interim financial statements for the six months ended June 30, 2014 reconciles to the price range of the common shares of the Company presented in the Preliminary Prospectus of the Registration Statement filed on September 2, 2014.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	4	September 8, 2014

Note 6. Share based payments, page F-13

3.	You disclose that the fair values at the measurement dates of the ESOP 2007 awards are derived from the fair value of the preferred shares, less the strike price. Please explain to us how this methodology represents the determination of fair value as it appears to be an intrinsic value and revise your disclosures accordingly.

Response:	Awards granted under the terms of the ESOP 2007 entitle the grantee to receive a net cash amount representing the excess of the fair value of the preferred share upon exercise over the fixed strike price; that difference is the intrinsic value of the award. All awards were vested prior to the second quarter of 2014.

IFRS 2.30 et seq. provide guidance on the measurement of a liability for cash-settled share-based payment awards. The Company used an option pricing model in measuring the fair value of the ESOP 2007 awards that considers the fair value of the preferred shares. The new information that became available in the second quarter of 2014 in connection with the preparation of the initial public offering discussed in response to comment number 2 above was considered in measuring the fair value of the ESOP 2007 awards at June 30, 2014.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosures presented on pages F-13 and F-37 of the Amendment were revised to clarify that the fair values of the ESOP 2007 awards at the measurement dates are based on an option pricing model that considers the fair value of the preferred shares.

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail

Dr. Adi Hoess, Chief Executive Officer

Dr. Florian Fischer, Chief Financial Officer

Affimed Therapeutics B.V.